Exhibit 99.2

Notification of Major Holdings Page 1 | 3 Hamburg, Germany 22419 Manfred Eigen Campus / Essener Bogen 7 529900F9KI6OYITO9B12 Evotec SE X Notification of Major Holdings or Correction of a notification of Major Holdings dated 1. Details of issuer (name, address) Name Legal Entity Identifier (LEI) Street, Street number Postal code City 2. Reason for notification (multiple reasons possible) X Acquisition/disposal of shares with voting rights Acquisition/disposal of instruments Change of breakdown of voting rights Other reason 3. Details of person subject to the notification obligation Natural person First name Surname Date of birth Legal entity Name including legal form (entity) City of registered office Country Government of Abu Dhabi Abu Dhabi United Arab Emirates (the) 4. Name(s) of shareholder(s) holding directly 3% or more voting rights, if different from 3. Name n/a 5. Date on which threshold was crossed or reached 09/10/2026

Page 2 | 3 6. Total positions % of voting rights attached to shares (total of 7.a.) % of voting rights through instruments (total of 7.b.1. + 7.b.2.) Total of both in % (7.a. + 7.b.) Total number of voting rights pursuant to Sec. 41 WpHG New 0,00% 0,00% 0,00% 177.909.968 Previous notification (if applicable) 5,62% 0,00% 5,62% - 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) ISIN Absolute In % Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) DE0005664809 0 0 0,00% 0,00 % Total 0 0,00 % b.1. Instruments according to Sec. 38 (1) no. 1 WpHG Type of instrument Expiration or maturity date Excercise or conversion period Voting rights absolute Voting rights in % 0 0,00 % Voting rights absolute Voting rights in % Total 0 0,00%

Page 3 | 3 b.2. Instruments according to Sec. 38 (1) no. 2 WpHG Type of instrument Expiration or maturity date Excercise or conversion period Cash or physical settlement Voting rights absolute Voting rights in % 0 0,00 % Voting rights absolute Voting rights in % Total 0 0,00% 8. Information in relation to the person subject of the notification obligation (please tick the applicable box) X Person subject to the notification obligation (3.) is not controlled nor does it control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer (1.). Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity: Name % of voting rights (if at least held 3% or more) % of voting rights through instruments (if at least held 5% or more) Total of both (if at least held 5% or more) 9. In case of proxy voting according to Sec. 34 (3) WpHG (only in case of attribution of voting rights pursuant to Sec. 34 (1) sent. 1 no. 6 WpHG) Date of general meeting Total positions (6.) after general meeting % of voting rights attached to shares % of voting rights through instruments Total of both 10. Other useful information The stake was held indirectly by Mubadala Investment Company PJSC (“MIC”), which is wholly owned by the Government of Abu Dhabi. Investment decisions of MIC are taken independently of the Government of Abu Dhabi by MIC's board of directors. This notification is made by MIC for itself and, solely to comply with the provisions of the WpHG, on behalf of the Government of Abu Dhabi. Date, Signature 14/10/2026 Dominik Heß